SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

SCHEDULE 13G/A
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

(Amendment No. 1)*

Itamar Medical Ltd.
__________________________________________________________________________________
(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share
(including Ordinary Shares represented by American Depositary Shares, at a ratio of 30 Ordinary Shares: 1 American Depositary Share)
__________________________________________________________________________________
(Title of Class of Securities)

465437 10 1**
________________________________________________________________________________
(CUSIP Number)

December 31, 2021
____________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This is the CUSIP number for the American Depositary Receipts, which evidenced the American Depositary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 465437 10 1*	13G/A	Page 2 of 14 Pages
1	NAMES OF REPORTING PERSONS
Viola Growth 2 A.V. Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (See Instructions)
PN

* This is the CUSIP number for the American Depositary Receipts, which evidenced the American Depositary Shares (“ADSs”).

CUSIP No. 465437 10 1*	13G/A	Page 3 of 14 Pages
1	NAMES OF REPORTING PERSONS
Viola Growth II Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (See Instructions)
PN

* This is the CUSIP number for the American Depositary Receipts, which evidenced the ADSs.

CUSIP No. 465437 10 1*	13G/A	Page 4 of 14 Pages
1	NAMES OF REPORTING PERSONS
Viola Growth II GP Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (See Instructions)
CO

* This is the CUSIP number for the American Depositary Receipts, which evidenced the ADSs.

CUSIP No. 465437 10 1*	13G/A	Page 5 of 14 Pages
1	NAMES OF REPORTING PERSONS
Viola Growth Management Fund 2 Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (See Instructions)
CO

* This is the CUSIP number for the American Depositary Receipts, which evidenced the ADSs.

CUSIP No. 465437 10 1*	13G/A	Page 6 of 14 Pages
1	NAMES OF REPORTING PERSONS
Shlomo Dovrat

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (See Instructions)
IN

* This is the CUSIP number for the American Depositary Receipts, which evidenced the ADSs.

CUSIP No. 465437 10 1*	13G/A	Page 7 of 14 Pages
1	NAMES OF REPORTING PERSONS
Harel Beit-On

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (See Instructions)
IN

* This is the CUSIP number for the American Depositary Receipts, which evidenced the ADSs.

CUSIP No. 465437 10 1*	13G/A	Page 8 of 14 Pages
1	NAMES OF REPORTING PERSONS
Avi Zeevi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (See Instructions)
IN

* This is the CUSIP number for the American Depositary Receipts, which evidenced the ADSs.

Item 1(a).     Name of Issuer:

        The name of the issuer is Itamar Medical Ltd. (the “Issuer”).

Item 1(b).     Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 9 Halamish Street, Caesarea 3088900, Israel.

Item 2(a).     Name of Person Filing:

The following entities and individuals, listed in (i)-(vii) below, who are filing this Amendment No.1 (this “Amendment”) to the Statement of Beneficial Ownership on Schedule 13G filed on February 12, 2020 (the “Statement”), are referred to herein collectively as the “Reporting Persons”, and the three individuals whose names appear in (v)-(vii) below, collectively, as the “Reporting Individuals”:

(i)	Viola Growth 2 A.V. Limited Partnership (“Viola 2 AV”)
(ii)	Viola Growth II Limited Partnership (“Viola II LP”)
(iii)	Viola Growth II GP Ltd. (“Viola II GP”)
(iv)	Viola Growth Management Fund 2 Ltd. (“Viola Fund 2”)
(v)	Shlomo Dovrat
(vi)	Harel Beit-On
(vii)	Avi Zeevi

None of the Reporting Persons holds any ordinary shares of the Issuer as of December 31, 2021. The Reporting Persons’  ordinary shares (including ordinary shares represented by American Depositary Shares) were cancelled pursuant to the Merger described in Item 2(d) below.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

The principal business office of each Reporting Person is c/o Viola Ventures, Ackerstein Towers, Building D, 12 Abba Eban Avenue, Herzliya 4672530, Israel.

Item 2(c).     Citizenship:

The citizenship or state of organization, as applicable, of each Reporting Person is as follows:

(i)	Viola 2 AV— Israel
(ii)	Viola II LP— Cayman Islands
(iii)	Viola II GP— Cayman Islands
(iv)	Viola Fund 2— Israel
(v)	Each Reporting Individual— Israel

Item 2(d).     Title of Class of Securities:

This Amendment relates to the ordinary shares, par value New Israeli Shekel (“NIS”) 0.01 per share, of the Issuer (“ordinary shares”), including ordinary shares represented by American Depositary Shares (“ADSs”). Each ADS represented 30 ordinary shares.

On September 13, 2021, the Issuer entered into an Agreement and Plan of Merger (together with the transactions contemplated thereby, the “Merger Agreement”) with ZOLL Medical Corporation (“Parent”), Zeus Merger Sub Ltd., a wholly owned subsidiary of Parent (“Merger Sub”), and, solely for the limited purposes set forth therein, Asahi Kasei Corporation (“Guarantor”) and on November 16, 2021, at the Special and 2021 Annual General Meeting of Shareholders, the Issuer’s shareholders voted to approve the Merger and the Merger Agreement, amongst other proposals, each of which was detailed in the proxy statement attached as Exhibit 99.1 to the Issuer's Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on October 14, 2021.

On December 16, 2021, pursuant to the Merger Agreement, Merger Sub was merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving company and a wholly owned subsidiary of Parent, and all outstanding ordinary shares (including ordinary shares represented by ADSs of the Issuer) were cancelled. As a result of the Merger, the last trading day for the ADSs and ordinary shares on the NASDAQ and TASE, respectively, was December 15, 2021, as detailed in the Issuer's Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on December 15, 2021. Therefore, the ordinary shares and ADSs no longer qualify as equity securities of a class which is registered pursuant to section 12 of that Act as required by Rule 13d-1(a) of the Securities Exchange Act of 1934.

Item 2(e).     CUSIP Number:

  The CUSIP number of the ADSs was 465437 10 1.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Not applicable.

Item 4.          Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

I.	Viola 2 AV

(a)	Amount beneficially owned: 0 ordinary shares
(b)	Percent of class: 0%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 0

II.	Viola II LP

(a)	Amount beneficially owned: 0 ordinary shares
(b)	Percent of class: 0%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 0

III.	Viola II GP

(a)	Amount beneficially owned: 0 ordinary shares
(b)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 0

IV.	Viola Fund 2

(a)	Amount beneficially owned: 0 ordinary shares
(b)	Percent of class: 0%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 0

V.	Each Reporting Individual

(a)	Amount beneficially owned: 0 ordinary shares
(b)	Percent of class: 0%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 0

Item 5.          Ownership of Five Percent or Less of a Class.

 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6.          Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.          Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.          Identification and Classification of Members of the Group.

Not applicable.

Item 9.          Notice of Dissolution of Group.

Not applicable.

Item 10.        Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

VIOLA GROWTH 2 A.V. LIMITED PARTNERSHIP

By: Viola Growth II Limited Partnership, its General Partner

By: Viola Growth II GP Ltd., its General Partner

By: /s/ Harel Beit-On
Name: Harel Beit-On

By: /s/ Itzik Avidor
Name: Itzik Avidor

VIOLA GROWTH II LIMITED PARTNERSHIP

By: Viola Growth II GP Ltd., its General Partner

By: /s/ Harel Beit-On
Name: Harel Beit-On

By: /s/ Itzik Avidor
Name: Itzik Avidor

VIOLA GROWTH II GP LTD.

By: /s/ Harel Beit-On
Name: Harel Beit-On

By: /s/ Itzik Avidor
Name: Itzik Avidor

VIOLA GROWTH MANAGEMENT FUND 2 LTD.

By: /s/ Harel Beit-On
Name: Harel Beit-On

By: /s/ Itzik Avidor
Name: Itzik Avidor

/s/ Shlomo Dovrat
SHLOMO DOVRAT

/s/ Harel Beit-On
HAREL BEIT-ON

/s/ Avi Zeevi
AVI ZEEVI

EXHIBITS

Exhibit 1 – Joint Filing Agreement pursuant to Rule 13d-1(k)(1)— incorporated by reference to Exhibit 1 to the Statement